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                               July 7, 2022

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, New York 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on June 30,
2022
                                                            File No. 001-40730

       Dear Mr. Grossman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A filed June 30, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further, disclose that the time
necessary for government review of the transaction or a decision to prohibit the
transaction could prevent you from completing an initial business combination and require
you to liquidate. Disclose the consequences of liquidation to
 Jonas Grossman
Chardan NexTech Acquisition 2 Corp.
July 7, 2022
Page 2
         investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood,
Staff Attorney, at (202) 551-3345 with any questions.



FirstName LastNameJonas Grossman                              Sincerely,
Comapany NameChardan NexTech Acquisition 2 Corp.
                                                              Division of
Corporation Finance
July 7, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName